OPTION AGREEMENT- Nicoamen River Property

THIS AGREEMENT made as of the 10th day of December, 2007

BETWEEN:

ALMADEN MINERALS LTD., Suite 1103, 750 West Pender Street, Vancouver, British Columbia, V6C 2T8

(the "Optionor")

AND:

ZENITH INDUSTRIES CORP., Suite 702-777 Hornby Street Vancouver, British Columbia, Canada, V6Z 1S2

(the "Optionee")

WITNESSES THAT WHEREAS:

A.

The Optionor is the legal and beneficial owner of, the Claims, which are located in the Kamloops Mining Division, British Columbia.

THEREFORE, for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the Optionor, the parties covenant and agree as follows:

DEFINITIONS

1.01

In this Agreement bracketed words and phrases have the meanings assigned to them where they appear in this Agreement, and, unless there is something in the subject matter or context inconsistent therewith:

"Claims" means those mineral property claims and other areas more particularly described in Schedule “A”,

"Effective Date" means that day which is the day on which the Optionee receives written notice from the Exchange of its final acceptance of all filings required to be made with the Exchange in respect of this Agreement or the subject matter hereof;

"Exchange" means the TSX Venture Exchange, or such other stock exchange or quotation system on which the shares of the Optionee are listed from time to time;

"Exploration Expenses" means all expenditures incurred on reclamation of the Claims and on exploration and development activities (including activities associated with preparation of a feasibility study) directed towards disclosure and definition of an ore body on the Claims, including payments required to maintain the Claims in good standing, monies expended in paying the fees,

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wages, salaries, travelling expenses and fringe benefits of all persons engaged in work with respect to or for the benefit of the Claims and which are attributable to such persons work on the Claims;

"Option" means the sole and exclusive right and option to acquire an undivided 60% legal and beneficial right, title and interest in and to the Claims,

"Option Period" means the period from the Effective Date to and including the date of exercise.

1.02

The words "section", "subsection", "paragraph", "subparagraph", "clause", "herein" and "hereunder" refer to this Agreement, and the words "this Agreement" include every schedule attached hereto and each schedule forms part of this Agreement.

REPRESENTATIONS AND WARRANTIES OF THE OPTIONOR

2.01

The Optionor hereby represents and warrants to the Optionee that:

(a)

The Optionor validly exists as a corporation duly incorporated and in good standing under the laws of British Columbia,

(b)

the Optionor is the legal and beneficial owner of an undivided 100% legal and beneficial right, title and interest in and to the Claims, free and clear of all liens, charges, encumbrances and adverse claims whatsoever;

(c)

the Claims have been legally and validly recorded pursuant to all applicable laws, all exploration and development work required to be performed, recorded and filed upon the Claims has been performed recorded and filed (or fees paid in lieu thereof) through the effective date of this Agreement, all of which work, recordings and filings have been completed in accordance with applicable statutes pertaining to such work and all claim maintenance fees and taxes have been paid thereon until the date hereof;

(d)

to the best of its knowledge there are no actions, suits, claims, proceedings, litigation or investigations pending or threatened against the Optionor or in respect of the Claims; and

(e)

there is no adverse claim or challenge against or to the ownership of or title to any of the Claims, nor to the knowledge of the Optionor is there any basis therefor, and there are no outstanding agreements or options to acquire or purchase the Optionor's interest in the Claims or any portion thereof, and no person has any royalty, net profits or other interest whatsoever, absolute or contingent, in production from any of the Claims.

2.02

The representations and warranties contained in section 2.01 are provided for the exclusive benefit of the Optionee, and any misrepresentation or breach of warranty may be

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waived by the Optionee in whole or in part at any time without prejudice to its rights in respect of any other misrepresentation or breach of the same or any other representation or warranty; and the representations and warranties contained in section 2.01 shall survive the execution and performance of this Agreement.

REPRESENTATIONS AND WARRANTIES OF THE OPTIONEE

3.01

The Optionee represents and warrants to the Optionor that:

(a)

The Optionee validly exists as a corporation in good standing under the laws of Canada

(b)

the Optionee's shares are listed on and trade through the facilities of the Exchange.

3.02

The representations and warranties contained in section 3.01 are provided for the exclusive benefit of the Optionor and a misrepresentation or breach of warranty may be waived by the Optionor in whole or in part at any time without prejudice to its rights in respect of any other misrepresentation or breach of the same or any other representation or warranty; and the representations and warranties contained in section 3.01 shall survive the execution hereof.

GRANT OF OPTION

4.01

The Optionor hereby grants the Option to the Optionee.

4.02

The Option may be exercised by the Optionee issuing 1,000,000 common shares in the capital of the Optionee to and in the name of the Optionor, and incurring $4,000,000 in Exploration Expenses on the Claims, as follows:

(a)

issuing 250,000 common shares on or before the fifth business day next following the Effective Date;

(b)

issuing an additional 250,000 common shares on or before December 31, 2008;

(c)

issuing an additional 250,000 common shares  on or before  December 31, 2009;

d)

issuing an additional 250,000 common shares on or before December 31, 2010;

(e)

incurring Exploration Expenses aggregating not less than $200,000 on or before December, 31, 2008;

(e)

incurring Exploration Expenses aggregating not less than an additional $400,000 on or before December, 31, 2009; and

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(f)

incurring Exploration Expenses aggregating not less than an additional 600,000 on or before December, 31, 2010; and

(h)

incurring Exploration Expenses aggregating not less than an additional $800,000 on or before December, 31, 2011; and

(i)

incurring Exploration Expenses aggregating not less than an additional $2,000,000 on or before December 31, 2012.

4.03

Notwithstanding any other provision of this Agreement, if the Optionee incurs Exploration Expenditures exceeding the Exploration Expenditures required to be incurred during any of the periods described in section 4.02 to maintain and exercise the Option , the Optionee may apply the excess Exploration Expenditures to reduce Exploration Expenditures otherwise required to be made by it to maintain or exercise the Option  during the following or subsequent years by a like amount.

4.04

All shares issued pursuant to sections 4.02 and 4.04 will be issued as fully paid and non-assessable, free and clear of all liens, charges and encumbrances, and subject only to such resale restrictions and hold periods as may be imposed by applicable securities legislation and the Exchange.

EXERCISE OF OPTION

5.01

If the Optionee makes the payments, issues the shares and provides documentation that it has incurred the Exploration Expenses described in section 4.02 before such time, if any, as the Option is validly terminated, it will, without any further act or payment, have and be deemed for all purposes to have exercised the Option.

5.02

If and when the Option has been exercised, an undivided 60% right, title and interest in and to the Claims will vest in the Optionee free and clear of all liens, charges, encumbrances and claims of others whatsoever, except as may have arisen due to acts of the Optionee .

5.03.

Nothing in this Agreement will obligate the Optionee to pay any money to the Optionor, issue any shares to the Optionor or incur any Exploration Expenses; and the Optionee may at any time by delivery of written notice to the Optionor terminate the Option and its obligations hereunder; provided always that the Optionee shall leave in good standing for a period of at least 1 year from the termination of the Option those Claims that are in good standing on the date hereof or that are in good standing when acquired by the Optionor if acquired after the date of this Agreement.

5.04

In the event of any subdivision, consolidation or other change in the share capital of the Optionee prior to the exercise in full of the Option, the number of shares to be delivered or issued to the Optionor thereafter in connection with the exercise of the Option shall be adjusted in accordance with such subdivision, consolidation or other change in the share capital of the

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Optionee.  In the event the Optionee undertakes an amalgamation, merger, reorganization or other arrangement prior to the exercise in full of the Option, the number of shares to be delivered or issued to the Optionor to exercise the Option shall be adjusted such that the Optionee or its successor may exercise the Option by delivering that type and number of securities or other property to which the Optionor would have been entitled had the Optionor held the relevant number of shares of the Optionee specified in section 4.02 immediately before such amalgamation, merger, reorganization or other arrangement.

OPERATORSHIP AND RIGHT OF ENTRY

6.01

The Optionee will be the "operator" in respect of the Claims and any other mineral claims which become the subject of this Agreement, both before and after exercise of the Option and Secondary Option, and, as such, shall have the sole and exclusive right in respect of the Claims to:

(a)

enter thereon;

(b)

have exclusive and quiet possession thereof, subject always to the rights granted pursuant to section 8.01 (b);

(c)

do such prospecting, exploration, development and/or other mining work thereon and thereunder as the Optionee may determine to be necessary, desirable or advisable;

(d)

bring upon and erect upon the Claims and use in its operations, at any time and from time to time, such buildings, plant, machinery, equipment, vehicles, tools, appliances and supplies as the Optionee may deem necessary, desirable or advisable; and

(e)

remove therefrom and dispose of reasonable quantities of ores, minerals and metals for the purposes of sampling, obtaining assays or making other tests.

TRANSFER OF PROPERTY INTERESTS

7.01

Forthwith following exercise of the Option, the Optionor shall deliver to the Optionee duly executed instruments of transfer and such other documentation, deeds, certificates and assurances which may reasonably be required to convey, transfer and assign the legal title to a 60% interest in the Claims to the Optionee, and to permit registration of such interest in the name of the Optionee or its nominee, and shall appoint the Optionee as agent of the Optionor for the purpose of filing the same in applicable governmental and administrative registries.

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7.02

The Optionee shall be entitled to record the transfers contemplated hereby at its own cost with the appropriate government office.

7.03

Upon exercise of the Option the parties will form a joint venture and carry on the business of such joint venture in accordance with a Joint Venture Agreement negotiated in good faith by the parties and having the general terms set out in Schedule “B” hereto. In the event the parties cannot reach agreement on any additional terms or conditions of the joint venture, any such additional terms may be set by an arbitrator appointed pursuant to the terms of this Agreement.

OBLIGATIONS OF THE OPTIONEE DURING OPTION PERIOD

8.01

During the Option Period unless otherwise agreed between the parties, the Optionee shall, in its capacity as operator:

(a)

maintain the Claims in good standing by filing of assessment work and the performance of other actions as may be necessary in that regard and in order to keep the Claims free and clear of all liens and other charges arising from the Optionee's activities thereon except those at the time contested in good faith by the Optionee;

(b)

permit the directors, officers, employees and designated consultants of the Optionor and its servants, agents and independent contractors, at their own risk and expense, access to the Claims and to all reports and data developed or acquired by the Optionee with respect to the Claims and the operations conducted thereon at all reasonable times; provided that the Optionor agrees (and the Optionor does hereby so agree) to indemnify the Optionee against and to save it harmless from and against all liens, costs, claims, actions, causes of action, liabilities and expenses that the Optionee may incur or suffer as a result of any injury (including injury causing death) to any director, officer, employee, agent or designated consultant of the Non-Operator while on the Claims;

(c)

do all work on the Claims in a good and workmanlike fashion and in accordance with all applicable laws, regulations, orders and ordinances of any governmental authority;

(d)

provide to the Optionor copies of all news releases and other continuous disclosure documents filed or disseminated by the Optionee under securities laws of Canada and such other jurisdictions to which the Optionee may be subject which releases or documents shall comply with appropriate disclosure standards including, without limitation, NI 43-101; and

(e)

Within 60 days after the end of each period within which Exploration Expenses are required (“Qualifying Expenditures”) to be made by the Optionee to maintain

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this Option Agreement in good standing the Optionee shall supply to the Optionor a geological report in writing reporting in detail as to the work conducted and a report of the Qualifying Expenditures made by the Optionee. Should such report not be provided or should such reports not  show expenditures sufficient (together with any excess expenditures in accordance with section 4.03 hereof) to meet the required expenditures for the period covered by such report the Optionor may, on notice in accordance with Section 9.01, terminate the Option.

TERMINATION OF OPTION

9.01

Subject to section 16.01 and 5.03, the Option may be terminated by the Optionor, by notice in writing to the Optionee, if the Optionee fails to do any of the things described in section 4.02 within the permitted time periods.

9.02

If the Option is terminated, the Optionee shall deliver to the Optionor, at no cost to the Optionor, copies of all reports, maps, assay results and other relevant technical data in the possession of the Optionee with respect to the Claims.

POWER TO CHARGE PROPERTY

10.01

Neither party hereto shall have any right to grant mortgages, charges or liens of or upon the Claims or any portion thereof, any mill or other fixed assets located thereon, or any of the tangible personal property located on or used in connection with the Claims, except in connection with financing after a decision is made to put some or all of the Claims into commercial production.

TRANSFERS

11.01

The Optionee, with the consent of the Optionor first had and obtained, such consent not to be unreasonably withheld, may at any time during the Option Period sell, transfer or otherwise dispose of all or any portion of its interest in the Claims and/or its rights and obligations under this Agreement; provided that any purchaser, grantee or transferee of any such interest delivers to the Optionor its agreement related to this Agreement and to the Claims, containing:

(a)

a covenant by such transferee to perform all the obligations of the Optionee to be performed under this Agreement in respect of the interest to be acquired by it from the Optionee to the same extent as if this Agreement had been originally executed by such transferee as principal obligant; and

(b)

a provision subjecting any further sale, transfer or other disposition of such interest in the Claims and/or this Agreement or any portion thereof to the restrictions contained in this section;

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and further provided that any shares delivered to the Optionor in connection with the exercise of the Option must be shares having an equivalent value, based on the relative share prices at the time.

11.02

No assignment by the Optionee of any interest less than its entire interest in this Agreement shall, as between the Optionee and the Optionor, discharge it from any of its obligations hereunder, but upon the transfer by the Optionee of the entire interest at the time held by it in this Agreement (whether to one or more transferees and whether in one or in a number of successive transfers), the Optionee shall be deemed to be discharged from all obligations hereunder save and except for obligations which arose prior to the date of transfer.

11.03

If the Optionor or the Optionee (the "Vendor") should at any time after exercise of the Option receive a bona fide offer from an independent third party (the "Proposed Purchaser") dealing at arm's length with the Vendor to purchase all or substantially all of its interest in and to the Claims, which offer the Vendor desires to accept, or if the Vendor intends to sell all or substantially all of its interest in and to the Claims, the Vendor shall first make an offer (the "Offer") of such interest in writing to the other party (the "Offeree") upon terms no less favourable than those offered by the Proposed Purchaser or intended to be offered by the Vendor, as the case may be.

11.04

Each Offer shall specify the price and terms and conditions of such sale, the name of the Proposed Purchaser (which term shall, in the case of an intended offer by the Vendor, mean the person or persons to whom the Vendor intends to offer its interest) and, if the offer received by the Vendor from the Proposed Purchaser provides for any consideration payable to the Vendor otherwise than in cash, the Offer shall include the Vendor's good faith estimate of the cash equivalent of the non-cash consideration.

11.05

If within a period of 30 days of the receipt of the Offer the Offeree notifies the Vendor in writing that it will accept the same, the Vendor shall be bound to sell such interest to the Offeree (subject as hereinafter provided with respect to price) on the terms and conditions of the Offer.

11.06

If the Offer so accepted by the Offeree contains the Vendor's good faith estimate of the cash equivalent consideration as aforesaid, and if the Offeree disagrees with the Vendor's best estimate, the Offeree shall so notify the Vendor at the time of acceptance and the Offeree shall, in such notice, specify what it considers, in good faith, the fair cash equivalent to be and the resulting total purchase price.

11.07

If the Offeree so notifies the Vendor, the acceptance by the Offeree shall be effective and binding upon the Vendor and the Offeree and the cash equivalent of any such non-cash consideration shall be determined by binding arbitration under the Commercial Arbitration Act of British Columbia and shall be payable by the Offeree, subject to prepayment as hereinafter provided, within 60 days following its determination by arbitration; and the Offeree shall in such case pay to the Vendor, against receipt of an absolute transfer of clear and unencumbered title to the interest of the Vendor being sold, the total purchase price which is specified in its notice to

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the Vendor and such amount shall be credited to the amount determined following arbitration of the cash equivalent of any non-cash consideration.

11.08

If the Offeree fails to notify the Vendor before the expiration of the time limited therefor that it will purchase the interest offered, the Vendor may sell and transfer such interest to the Proposed Purchaser at the price and on the terms and conditions specified in the Offer for a further period of 60 days, provided that the terms of this paragraph shall again apply to such interest if the sale to the Proposed Purchaser is not completed within the said further 60 days.

11.09

Any sale hereunder shall be conditional upon the Proposed Purchaser delivering a written undertaking to the Offeree, in form and substance satisfactory to its counsel, to be bound by the terms and conditions of this Agreement.

REGULATORY APPROVALS AND REQUIREMENTS

12.01

The respective rights and obligations of the Optionor and the Optionee hereunder are subject to acceptance by the Exchange of any and all filings required to be made with the Exchange in respect of this Agreement and/or the subject matter hereof.

12.02

The Optionee will use reasonable efforts to expeditiously seek and obtain acceptance of the Exchange.

SURRENDER OF PROPERTY INTERESTS PRIOR TO TERMINATION

13.01

The Optionor or the Optionee may at any time elect to abandon its respective interest in any one or more of the Claims by giving notice to the other party of such intention, and in such event, for a period of 30 days after the date of delivery of such notice the other party may elect to have the first party transfer its interest in any or all of the Claims in respect of which such notice has been given to it by delivery of a request therefor to the party having given the notice, whereupon the party having given the initial notice shall deliver to the electing party a quitclaim, bill of sale or other appropriate deed or assurance in registrable form transferring its interest in such Claims to the electing party; provided that no such abandonment or transfer shall be effective until and unless arrangements satisfactory to the other party have been made for the satisfaction of the abandoning party's portion of any indebtedness outstanding in connection with the claims being abandoned by it and for payment of the abandoning party's portion of any costs relating to required reclamation work on such claims.  Upon the Optionor or the Optionee abandoning any Claim, the Optionee shall have no further obligations in respect of that Claim hereunder.

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FORCE MAJEURE

14.01

If the Optionee is at any time prevented from or delayed in complying with any provisions of this Agreement by reason of strikes, lock-outs, labour shortages, power shortages, fuel shortages, inability to obtain equipment, fires, acts of war, insurrection or terrorism, inclement weather, acts of God, governmental regulations restricting normal operations, shipping or other transportation delays, delays in obtaining required governmental or regulatory approvals or permits, aboriginal or other land claims, environmental claims or notices (or inability to obtain or delays in obtaining environmental consents) or any other reason or reasons (other than lack of funds) beyond the control of the Optionee, the time limited for the performance by the Optionee of its obligations hereunder shall be extended by a period of time equal in length to the period of each such prevention or delay.

14.02

The Optionee shall give prompt notice to the Optionor of each event of force majeure under section 14.01 and upon cessation of such event shall furnish the Optionor with notice to that effect together with particulars of the number of days by which the obligations of the Optionee hereunder have been extended by virtue of such event of force majeure and all preceding events of force majeure.

ARBITRATION

15.01

This Agreement will be interpreted in accordance with and governed by the laws of the Province of British Columbia, and in the event of any dispute, all disputes arising out of or in connection with this Agreement or in respect of any  legal relationship associated therewith or derived therefrom shall be referred to and finally resolved by arbitration under the rules of the British Columbia International Commercial Arbitration Centre (“Centre”) in which the Centre shall be the appointing authority in accordance with the Rules of the Centre and the place of the arbitration hearing  shall be Vancouver, British Columbia .

15.02

Upon referral of a dispute for arbitration, the Optionor and the Optionee will endeavour to agree on the appointment of an arbitrator. The arbitrator will be a person who by a combination of education and experience is competent to adjudicate the matter in dispute and who has indicated his willingness and ability to act as arbitrator in accordance with this Article 15. If the Optionor and the Optionee are unable to agree on an arbitrator, a three member panel will be appointed consisting of one arbitrator appointed by the Optionor, one arbitrator appointed by the Optionee and two such appointees shall select a third arbitrator.

RIGHT TO CURE DEFAULT

16.01

Notwithstanding any other provision of this Agreement, the Optionor shall not have the right to terminate the Option unless:

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(a)

it has first given to the Optionee written notice of default containing particulars of the default; and

(b)

the Optionee has not, within 10 days following receipt of such notice of default, cured such default or, if such default is caused by actions of a person who is not a party to this agreement and cannot be cured within 10 days, taken action to cure such default and is diligently pursuing such cure.

16.02

Should the Optionee fail to cure or pursue a cure of any default as permitted by subsection 16.01, the Optionor may thereafter terminate this Agreement by notice in writing.

NOTICES

17.01

Each notice, demand or other communication required or permitted to be given under this Agreement shall be in writing and shall be sent by prepaid registered mail addressed to the party entitled to receive the same, or delivered to such party by hand, or communicated by electronic transmission, telex or telecopy, at the address for such party specified above.

17.02

The date of receipt of any notice, demand or other communication shall be the date of delivery thereof if delivered, the date of transmission if communicated by electronic transmission, telex or telecopy, or, if given by registered mail as aforesaid, shall be deemed conclusively to be the third day after the same shall have been so mailed except in the case of interruption of postal services for any reason whatever, in which case the date of receipt shall be the date on which the notice, demand or other communication is actually received by the addressee.

17.03

Either party may at any time and from time to time notify the other party in writing of a change of address and the new address to which notice shall be given to it thereafter until further change.

GENERAL

18.01

This Agreement supersedes and replaces all other agreements or arrangements, whether oral or written, heretofore existing between the parties in respect of the subject matter of this Agreement.

18.02

No consent or waiver expressed or implied, by either party in respect of any breach or default by the other in the performance by such other of its obligations hereunder shall be deemed or construed to be consent to or a waiver of any other breach or default.

18.03

The parties will promptly execute or cause to be executed all documents, deeds, conveyances and other instruments of further assurance which may be reasonably necessary or advisable to carry out fully the intent of this Agreement or to record wherever appropriate the respective interests from time to time of the parties in the Claims.

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18.04

If any term, provision, covenant or condition of this Agreement, or any application thereof, should be held by a court of competent jurisdiction to be invalid, void or unenforceable, all provisions, covenants and conditions of this Agreement, and all applications thereof, not held invalid, void or unenforceable shall continue in full force and effect, and in no way be affected, impaired or invalidated thereby.

18.05

The parties hereto agree to do and perform all such further and other acts and things, and to execute all such further and other instruments and documents, and to give all such further and other assurances as may be necessary to give effect to the intent of this Agreement.

18.06

This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

BOARD APPROVAL

19.01

This Agreement is subject to the approval of the Board of Directors of the Optionor and the Optionee.

IN WITNESS WHEREOF the Optionee and the Optionor have executed this Agreement as of the day first set forth above.

ALMADEN MINERALS LTD.

“Duane Poliquin”

Duane Poliquin

Authorized Signatory

ZENITH INDUSTRIES CORP.

“Thomas A. Braun”

Thomas A. Braun

Authorized Signatory

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SCHEDULE "A"

Attached to and forming part of an Option Agreement between Almaden Minerals Ltd. and Zenith Industries Corp. made the 10th day of December, 2007.

NICOAMEN RIVER PROPERTY

Mineral Claim Summary – as at July 1st, 2007.

Claim Name

        Tenure No.

# Cells

Area, ha

Expiry Date

Conversion claim

511667

   20

413.93

2011/Dec 31

Conversion claim

511671

   25

517.42

2011/Dec 31

     ZAK 3

506513

   25

517.42

2011/Dec 31

     ZAK 4

508830

   24

496.39

2009/Dec 31

     ZAK 5

528760

  16

331.28

2009/Feb 22

     ZAK 6

528761

  16

331.19

2009/Feb 22

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SCHEDULE "B"

Attached to and forming part of an Option Agreement between Almaden Minerals Ltd. (Almaden) and Zenith Industries Corp.(Zenith) made the 10th day of December, 2007

JOINT VENTURE TERMS

1.

Participating Interests

Initial interests and initial investments will be as set forth in the Option agreement to which this is attached.

2.

Management Committee

The joint venture will be under the management of a management committee consisting of one representative of each participant and at least one alternate representative. A quorum for any Management Committee meeting shall be present if the representatives of all parties are present. The representative of the Operator shall be the chairman of Management Committee meetings. The Management Committee shall decide every question submitted to it by a vote with each representative being entitled to cast that number of votes which is equal to it’s party’s interest percentage. The Management committee shall make decisions by simple majority.

3.

Operator

(a)

Zenith will be the first operator and remain so unless its interest is reduced below 50% or it resigns or is removed for default.  Upon Zenith ceasing as operator, the Management Committee shall thereupon select another party to become Operator.

(b)

The non-operator may refer a question of operator default to arbitration if it is outvoted on a management committee motion to remove the operator for default.

(c)

The operator must keep the property in good standing and free of encumbrances, comply with laws, and maintain proper books and accounts and adequate insurance.

(d)

The operator must conduct joint venture activities according to approved programs and budgets, with sole responsibility for non-approved overruns exceeding 20% on exploration programs and 10% on development and other programs, and otherwise in accordance with good mining practices.

(e)

The operator will have the right to cash call in advance to cover anticipated approved program expenditures, including a reasonable amount of working capital.

(f)

The operator's charges for management will be: 10% of exploration costs, reduced to 5% on any single third party contract exceeding $100,000; 1% of construction costs; and 2% of mine operating costs.  This charge is intended as a reimbursement of the costs of the time incurred by head office management and support functions in respect of approved programs on the Claims, which is not otherwise billed as a cost.  The charge has been established as an estimate of anticipated management and administrative costs and on the

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basis that the party acting as Operator shall not profit nor suffer loss by virtue of acting in its capacity as Operator providing these services.

(g)

After commencement of commercial production the operator will have a lien on the non operator’s interest to secure the non operator’s cost share of expenditures and   the right to advance the cost share of a party in default, any such advances to be accounted for in dilution formulae outlined in Sections 5 (c) and 5 (d) of this Schedule.

(h)

Prior to a production decision, the operator will submit annual exploration programs for management committee approval, and will report on results on a quarterly basis.

(i)

Unless a feasibility study was delivered prior to the formation of the joint venture, the Management Committee may approve a program which contemplates the preparation of a feasibility report at such time, if any, as it deems fit.

(j)

A development program will be prepared by operator based on a feasibility study approved by the Management Committee.

(k)

Each party must finance its own cost share of development costs, with the right to pledge its interest for such purpose.

(l)

After commencement of commercial production, operator will submit annual operating programs for management committee approval.

4.

Participation in Programs and Dilution

(a)

Parties will have an election as to whether to participate in any approved exploration program or approved development program up to the amount of its interest at such time.

(b)

Electing to participate in an approved program will make a participant liable for its agreed cost share of all expenditures for that program.

(c)

Electing not to participate in an approved program will result in dilution of interest, i.e. each party's interest will be calculated as follows:

AB + Y

B + C

(Where:

A = the interest of the party being diluted prior to the start of the Relevant Program, as defined below;

B = the sum of all deemed and prior contributions of all parties prior to the start of the Relevant Program;

Y = the actual contributions (if any) of the diluting party to the Relevant Program; and

C = the total amount actually contributed by all parties to the Relevant Program; and

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“Relevant Program” means a program to which the diluting party elected not to contribute and the Program is subsequently funded by the other party increasing its contribution by the amount of the shortfall.)

and the contributing party's interest will be correspondingly increased.

(d)

Notwithstanding (c) above, in the case of a development program which involves construction of mining facilities and bringing a mine to commercial production based on a feasibility study, a party electing to participate in such program in an amount less than its interest at the time (including not to participate at all) will result in dilution of such party's interest to that percentage of budgeted expenditures which it has agreed to contribute, subject to (f) below.

(e)

Until commencement of commercial production, a participant’s failure to pay its cost share of an approved program after electing to participate will constitute default and result in double dilution of interest, i.e. the defaulting party's interest will be:

AB + Y

2[B + C]

(A, B, Y and C having the meanings given above.)

and the non-defaulting party's interest will be correspondingly increased.

After commencement of commercial production, a participant’s failure to pay its cost share of an approved program after electing to participate will constitute default and result in dilution of interest, such that the defaulting party's interest will be:

AB + Y

B + 2C

(A, B, Y and C having the meanings given above.)

and the non-defaulting party's interest will be correspondingly increased.

(f)

Dilution to 10% will effect a deemed surrender of an interest in the joint venture, and conversion of such interest to a 2.0% net smelter royalty, which will be in a form to be agreed by the parties.

(g)

There will be no election as to participation in an approved operating program.

5.

Disposition of Production

(a)

Each participant shall have the right to take its share of production in kind.

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(b)

The operator will be free to sell the share of production of any participant who fails to take its share in kind or make arrangements for sale, deducting its costs and expenses from the proceeds.

6.

Transfers of Interests

(a)

Any transfer of interest in the property and the joint venture agreement will be subject to a right of first offer of the other participant substantially in the form set forth in the Option Agreement under the heading “Right of First Offer”.  Such a transfer cannot be made without the consent of the other party, which consent cannot be unreasonably withheld, and is subject to the transferee agreeing to be bound by the terms of the Joint Venture Agreement.

(b)

No encumbrances of any interest will be permitted except for financing of development and then subject to the joint venture agreement.

7.

Withdrawal and Winding Up

No withdrawal by a party or winding up of the joint venture will be permitted without adequate payment of or security for reclamation and closure costs.

8.

Dispute Resolution

Arbitration administered by the British Columbia International Commercial Arbitration Centre.

9.

Other

(a)

Area of interest on the same terms as the Option Agreement

(b)

Force majeure

(c)

Confidentiality

(d)

Subject to British Columbia law.